El Sitio, Inc.                           Ibero-American Media Partners II Ltd.
Avenida Ingeniero Huergo 1167            c/o Finser Corporation
C1107AOL Buenos Aires                    550 Biltmore Way
Argentina                                Coral Gable, Florida 33134
Fax: (5411) 4339-3876                    Fax:  (305) 442-8088


                                                           June 26, 2001

The Shareholder Named on the
Signature Page Hereof

                  Re:  Amendment No. 1 to the Combination Agreement

Dear Shareholder:

     Reference is made to the Voting Agreement, dated as of October 29, 2000 (the "Voting Agreement"), among Ibero-American Media Partners II Ltd., a Cayman Islands company ("IAMP"), El Sitio, Inc., a British Virgin Islands international business company ("El Sitio"), and the shareholder named on the signature page hereof (the "Shareholder"). Capitalized terms used but not defined in this letter agreement (this "Letter Agreement") have the meanings given to them in the Voting Agreement.

     Attached hereto is a form of Amendment No. 1 (the "Amendment") to be entered into as of the date hereof to the Combination Agreement, dated as October 30, 2000 (the "Combination Agreement"), among Claxson Interactive Group Inc. (formerly New Site Inc.), Carlyle Investments LLC ("Carlyle") and Carlton Investments LLC ("Carlton," and, together with Carlyle, the succesors to Newhaven Overseas Corp.), Hicks, Muse, Tate & Furst Latin America Fund, L.P. ("HMTF I"), Hicks, Muse, Tate & Furst Latin America Private Fund, L.P. ("HMTF II"), HMLA 1-SBS Coinvestors, L.P. ("HMTF III" and, together with HMTF I and HMTF II, "Hicks"), IAMP and El Sitio.

     Please execute and deliver the signature page hereto to indicate your acceptance of, and our mutual agreement regarding, the following terms:

     Each of El Sitio and the Shareholder understands and acknowledges that Carlyle, Carlton, Hicks and IAMP are entering into the Amendment in reliance upon the Shareholder's execution and delivery of this Letter Agreement. Each of IAMP, Carlyle, Carlton and Hicks understands and acknowledges that El Sitio and the Shareholder are entering into the Amendment in reliance upon the IAMP's execution and delivery of this Letter Agreement.

     El Sitio, IAMP and the Shareholder hereby acknowledge that references to "the Combination Agreement" or the "Merger" in the Voting Agreement shall refer to the Combination Agreement and the Merger as amended by the Amendment. Except as supplemented hereby, the provisions of the Voting Agreement are hereby ratified and confirmed by the parties and shall remain in full force and effect.

     This Letter Agreement shall be governed by, and construed in accordance with, the laws of the State of New York. This Letter Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and, upon the execution and delivery by the Shareholder of a signature page hereto, shall become effective and binding upon such Shareholder, El Sitio and IAMP.

                                       Very truly yours,

                                       IBERO-AMERICAN MEDIA PARTNERS II LTD.


                                        By:  __________________________
                                             Name:
                                             Title:

                                        By:  __________________________
                                              Name:
                                              Title:



                                        EL SITIO, INC.


                                        By:  ___________________________
                                             Name:
                                             Title:


Accepted as of the date first written above by:

SHAREHOLDER


By:  _______________________
     Name:
     Title:

                                                            EXECUTION COPY




                   AMENDMENT NO. 1 TO COMBINATION AGREEMENT



     AMENDMENT NO. 1, dated as of June 26, 2001 (this "Amendment"), to the Combination Agreement, dated as of October 30, 2000 (the "Original Agreement"), by and among Claxson Interactive Group Inc., formerly known as New Site Inc. ("Holdco"), Carlyle Investments LLC ("Carlyle") and Carlton Investments LLC ("Carlton"), together the assignees of Newhaven Overseas Corp. (together with its assignees, "Newhaven"), Ibero-American Media Partners II Ltd. ("IAMP"), Hicks, Muse, Tate & Furst Latin America Fund, L.P. ("HMTF I"), Hicks, Muse, Tate & Furst Latin America Private Fund, L.P. ("HMTF II"), HMLA 1-SBS Coinvestors, L.P. ("HMTF III," and, together with HMTF I and HMTF II, "Hicks") and El Sitio, Inc. ("El Sitio").

     Capitalized terms used but not defined herein shall have the meanings set forth in the Original Agreement, except as otherwise indicated herein.

                                  WITNESSETH

     WHEREAS, the parties hereto have entered into discussions regarding whether the conditions precedent to the obligations of the parties to complete the Transactions are capable of being satisfied, whether a Material Adverse Effect (as defined in the Original Agreement) has occurred with respect to El Sitio and whether any of such parties would have a basis under the Original Agreement for not proceeding to complete the Transactions;

     WHEREAS, Holdco, Newhaven, Hicks, IAMP and El Sitio are all the parties to the Original Agreement and desire to amend the Original Agreement on the terms provided herein;

     WHEREAS, Section 10.5 of the Original Agreement provides in relevant part that the parties thereto may amend, supplement or otherwise modify the Original Agreement only by a written instrument executed by the parties thereto;

     WHEREAS, the respective Boards of Directors of Holdco, Newhaven, Hicks, IAMP and El Sitio have approved this Amendment; and

     WHEREAS, concurrently with the execution and delivery of this Amendment and as a condition and inducement to each party's willingness to execute this Amendment, IAMP and certain shareholders of El Sitio have confirmed in writing their obligations under the Voting Agreement with respect to the Original Agreement, the Transactions and the other matters contemplated therein, each as amended by this Amendment;

     NOW, THEREFORE, the parties hereto agree that the Original
Agreement (including the Exhibits thereto) is, effective as of the date hereof (the "Amendment Date"), hereby amended as follows:

     SECTION 1. Amendment to Sections 2.1(b), (c), and (d) of the Original Agreement. Sections 2.1(b), (c), and (d) of the Original Agreement are amended and restated in their entirety as follows:

     (b) Second, IAMP shall contribute all of the common stock of Imagen Satelital S.A. to Holdco in exchange for 58,515,439 Holdco Common Shares (the "Imagen Contribution").

     (c) Third, IAMP shall contribute all of the common stock owned by IAMP of each of Chile Sub, Canal Joven S.A., Morehaven Investments, Inc., IAMP (El Sitio) Investments Ltd. and Kedar Enterprises Ltd. (with their respective subsidiaries and Imagen Satelital S.A., the "IAMP Subsidiaries") to Holdco in exchange for 71,818,488 Holdco Common Shares (together the "IAMP Contribution"). Immediately following the Effective Time, Holdco shall issue to IAMP two Class C Common Shares of Holdco, par value U.S.$1.00 per share (the "C Shares"), and one Class H Common Share of Holdco, par value U.S.$1.00 per share (the "H Share"), as additional consideration for the IAMP Contribution.

     (d) Fourth, Carlyle and Carlton shall contribute all of the capital stock of Rainbow Heights International Ltd. ("Rainbow"), VSI US Inc. and Iberoamerican Media Management, Inc. and all of the capital stock owned by Carlyle and Carlton in ARTISTdirect, Inc. and AEI Collingham Holdings Co. Ltd. (the "Hampstead Subsidiaries") to Holdco (the "Hampstead Contribution") and Carlyle and Carlton shall contribute all of the membership interest owned by Carlyle and Carlton in Playboy TV International LLC (together with the Hampstead Subsidiaries, the "Newhaven Subsidiaries") in exchange for 17,977,093 Holdco Common Shares (the "Newhaven Contribution" and, together with the Imagen Contribution, the IAMP Contribution and the Hampstead Contribution, the "Contributions").

     SECTION 2. Amendment to Section 3.5 of the Original Agreement. Section 3.5(b) of the Original Agreement is amended by inserting the following in lieu of clause (ii):

     the fair market value of a Holdco Common Share on the trading day following the Effective Time. In the event that Holdco Common Shares are not quoted on The Nasdaq National Market ("Nasdaq") as of the trading day following the Effective Time, the fair market value of a Holdco Common Share shall be determined by the board of directors of Holdco in its reasonable discretion; provided that such determination by the board of directors shall be made by a vote of at least two-thirds of the directors. In the event that Holdco Common Shares are traded on Nasdaq or listed on a national securities exchange in the U.S. as of the trading day following the Effective Time, the fair market value of such shares shall be deemed to be the average of the high and low bid prices during regular trading hours (or, in the case of such an exchange, the closing price as reported on the consolidated transaction tape for trading during regular trading hours) per Holdco Common Share on Nasdaq or such an exchange for the first trading day following the date on which the Effective Time occurs.

     SECTION 3. Amendment to Section 3.13 of the Original Agreement. (a)
Section 3.13 of the Original Agreement is amended by changing the parenthetical in the first sentence to read as follows:

     (including, without limitation, the Indemnification and Contribution Agreement, as may be amended from time to time)

     (b) Section 3.13 of the Original Agreement is further amended by adding the following sentence to the beginning of Section 3.13:

      Immediately prior to the Effective Time, IAMP shall cause one or more of its subsidiaries to distribute an aggregate amount of U.S.$5 million to IAMP, which amount shall not be contributed to Holdco.

     SECTION 4. Amendment to Section 4.4 of the Original Agreement. Section
4.4 of the Original Agreement is amended and restated in its entirety as follows:

    4.4. Expiration of Representations and Warranties. The respective representations and warranties of El Sitio, Newhaven, Hicks and IAMP contained herein or in any certificate or other document delivered prior to or on the Closing Date shall expire and be terminated and extinguished on the Closing Date, and thereafter El Sitio, Newhaven, Hicks and IAMP shall have no liability whatsoever with respect to any such representation or warranty. None of the controlling persons, shareholders, members, legal representatives, officers, directors or affiliates of El Sitio, Newhaven, Hicks or IAMP nor any controlling person, legal representative, heir, successor or assign of any such officer, director or affiliate shall have any liability for any breach of any representation, warranty, covenant or agreement of any of El Sitio, Newhaven, Hicks or IAMP under this Agreement.

    SECTION 5.  Amendments to Article 5 of the Original Agreement.

     (a) Amendment to Section 5.2 of the Original Agreement. (i) Each reference in Section 5.2 of the Original Agreement to "U.S.$2.5 million individually and U.S.$10 million in the aggregate" is hereby amended to read "U.S.$500,000 individually and U.S.$2 million in the aggregate."

     (ii) Section 5.2 of the Original Agreement is amended to add the following subsection (j):

     (j) Notwithstanding anything in this Agreement to the contrary, following the Amendment Date, none of the IAMP Subsidiaries or the Newhaven Subsidiaries will enter into any transaction or transactions, whether or not in the ordinary course of business or consistent with past practice, having a value in excess of U.S.$500,000 individually and U.S.$2 million in the aggregate.

     (b) Amendment to Section 5.3 of the Original Agreement. (i) Each reference in Section 5.3 of the Original Agreement to "U.S.$2.5 million individually and U.S.$10 million in the aggregate" is hereby amended to read "U.S.$500,000 individually and U.S.$2 million in the aggregate."

     (ii) Section 5.3 of the Original Agreement is amended to add the following subsection (k):

      (k) Notwithstanding anything in this Agreement to the contrary, following the Amendment Date, none of El Sitio nor any of the El Sitio Subsidiaries will enter into any transaction or transactions, whether or not in the ordinary course of business or consistent with past practice, having a value in excess of U.S.$500,000 individually and U.S.$2 million in the aggregate.

     (c) Amendment to Section 5.5(c) of the Original Agreement. Section 5.5(c) of the Original Agreement is amended by adding the following to the end thereof:

       Notwithstanding anything in this Agreement to the contrary,
       (i) no party shall be required, under any provision of
       Article 5 of this Agreement or otherwise, to contribute, transfer, assign, sell or convey any asset to El Sitio in order to prevent or impede El Sitio from being a "passive foreign investment company" within the meaning of Section 1297(a) of the Code for any period, and (ii) no party may assert a failure to satisfy or waive any condition set forth in Article 7 of this Agreement if such failure is due to (A) the fact or possibility that El Sitio is or may be a "passive foreign investment company" within the meaning of
       Section 1297(a) of the Code for any period or (B) the unwillingness of any Person to (x) make any representation or warranty (whether or not qualified by knowledge or similarly qualified) concerning El Sitio's status as a "passive foreign investment company" within the meaning of
       Section 1297(a) of the Code for any period or concerning the composition of the assets or gross income of El Sitio for purposes of determining El Sitio's status as a "passive foreign investment company" within the meaning of Section 1297(a) of the Code for any period, (y) enter into any covenant to take any action described in clause (i) of this sentence or make any representation or warranty of intent to take any such action or (z) make or accept any assumption as to El Sitio's status as a "passive foreign investment company" within the meaning of Section 1297(a) of the Code for any period or concerning the composition of the assets or gross income of El Sitio for purposes of determining El Sitio's status as a "passive foreign investment company" within the meaning of Section 1297(a) of the Code for any period or as to any Person's taking or intending to take any action described in clause (i) of this sentence.

     (d) Amendment to Section 5.10(a) of the Original Agreement. The last sentence of Section 5.10(a) of the Original Agreement is amended and restated in its entirety as follows:

      For purposes of this Section 5.10, "fair market value", means, with respect to each Holdco Common Share, (1) if Holdco Common Shares are listed on Nasdaq or traded on a national securities exchange as of the applicable conversion date, the greater of (A) U.S.$2 and (B) the average of the daily high and low bid prices (or, in the case of a national securities exchange, the closing price as reported on the consolidated transaction tape for trading during regular trading hours) per Holdco Common Share on Nasdaq or such exchange for the 10 trading days immediately preceding the applicable conversion date for the preferred shares or (2) if Holdco Common Shares are not so listed or traded as of the applicable conversion date, the greater of (C) U.S.$2 and (D) the fair market value of one Holdco Common Share, as determined by the board of directors of Holdco in its reasonable discretion; provided that such determination by the board of directors shall be made by a vote of at least two-thirds of the directors.

     (e) Amendment to Section 5.11 of the Original Agreement. Section 5.11 of the Original Agreement is hereby deleted in its entirety.

     (f) Article 5 of the Original Agreement is further amended by adding the following Section 5.14:

      5.14 Insurance. From and after the Amendment Date, El Sitio shall take all appropriate action, including but not limited to the payment of all premiums, to ensure that all insurance coverage of El Sitio and its directors and officers that was in effect as of October 30, 2000, after taking into account renewals and extensions of the relevant insurance policies, shall continue in effect, in all material respects, through and including the Closing Date.

     SECTION 6. Amendment to Section 6.3(a) of the Original Agreement. (a)
Section 6.3(a) of the Original Agreement is hereby amended by deleting such
Section in its entirety and substituting in lieu thereof the following:

      (a) At or prior to the Effective Time, Newhaven, Hicks and El Sitio will take all action necessary to cause the board of directors of Holdco immediately following the Effective Time to include three independent directors designated by mutual agreement of Newhaven, Hicks and the Founders, four designees of Newhaven, three designees of Hicks, and one designee of the Founders (in each case, until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may
      be) and be otherwise constituted as provided in the Holdco Memorandum and Articles of Association. It is intended that Roberto Vivo-Chaneton will be the initial chairman and chief executive officer of Holdco and that Carlos Bardasano and Eric C. Neuman will be named initial vice chairmen of Holdco, in each case, until the earlier of his respective resignation or removal or until a successor is duly elected and qualified, as the case may be.

     SECTION 7. Amendment to Section 7.1 of the Original Agreement. Section
7.1 of the Original Agreement is amended by adding the following at the end thereof:

     (g) Nasdaq Listing. Notwithstanding Section 6.7 or any other provision of this Agreement, approval for listing on Nasdaq of the Holdco Common Shares shall not be a condition precedent to the obligations of each of El Sitio, each Media Company, Newhaven or Hicks under this Agreement.

     SECTION 8. Amendment to Section 7.2(a) of the Original Agreement. Section 7.2(a) of the Original Agreement is amended and restated in its entirety as follows:

     (a) Accuracy of Representations and Warranties. (i) All representations and warranties of Newhaven, Hicks and IAMP, as the case may be, contained herein or in any certificate delivered to El Sitio pursuant hereto, shall have been true and correct in all respects on and as of the Amendment Date, with the same force and effect as though such representations and warranties had been made on and as of the Amendment Date, except: (A) to the extent that any such representation or warranty is made as of a specified date, in which case such representation or warranty shall have been true and correct in all respects as of such date; (B) for all representations and warranties contained in Sections 4.1(h)(i), 4.1(i), 4.2(h)(i) and 4.2(i), which shall be true and correct only as of the date of the Original Agreement; and (C) after giving effect to clauses (A) and (B), for all such inaccuracies or misstatements that, individually or in the aggregate, would not have a Material Adverse Effect on IAMP and the IAMP Subsidiaries taken as a whole or Newhaven and the Newhaven Subsidiaries taken as a whole.

     (ii) No Extraordinary Adverse Change. Except as contemplated by or disclosed in this Agreement or in the Exhibits or the Disclosure Schedule of any Media Company, subsequent to the Amendment Date, there has not occurred or arisen, any Extraordinary Adverse Change in respect of IAMP and the IAMP Subsidiaries taken as a whole or Newhaven and the Newhaven Subsidiaries taken as a whole.

     SECTION 9. Amendment to Section 7.2(e) of the Original Agreement. Section 7.2(e) of the Original Agreement is hereby deleted in its entirety.

     SECTION 10. Amendment to Section 7.3(a) of the Original Agreement.
Section 7.3(a) of the Original Agreement is amended and restated in its entirety as follows:

      (a) Accuracy of Representations and Warranties. (i) All representations and warranties of El Sitio contained herein or in any certificate or document delivered to Newhaven, Hicks or the Media Companies pursuant to this Agreement shall have been true and correct in all respects on and as of the Amendment Date, with the same force and effect as though such representations and warranties had been made on and as of the Amendment Date, except: (A) to the extent that any such representation or warranty is made as of a specified date, in which case such representation or warranty shall have been true and correct in all respects as of such date; (B) for all representations and warranties contained in Sections 4.3(h)(i) and 4.3(i), which shall be true and correct only as of the date of the Original Agreement; (C) as set forth in the supplemental disclosure schedule to Schedule 4.3(j) of El Sitio annexed hereto; and
      (D) after giving effect to clauses (A), (B) and (C), for all such inaccuracies or misstatements that, individually or in the aggregate, would not have a Material Adverse Effect on El Sitio and the El Sitio Subsidiaries taken an a whole.

      (ii) No Extraordinary Adverse Change. Except as otherwise contemplated by or disclosed in this Agreement or the Exhibits hereto or the El Sitio Disclosure Schedule, subsequent to the Amendment Date, there has not occurred any Extraordinary Adverse Change in respect of El Sitio and the El Sitio Subsidiaries taken as a whole.

     SECTION 11. Amendment to Section 8.1 of the Original Agreement. Section
8.1 of the Original Agreement is amended to delete the reference to July 30, 2001 and replace such reference with June 26, 2002.

     SECTION 12. Amendment to Article 9 of the Original Agreement. Except for the first sentence of Section 9.1(a)(ii), which shall remain in full force and effect, Article 9 of the Original Agreement is deleted in its entirety.

     SECTION 13. Amendments to Section 10.13(a) of the Original Agreement. (a)
Section 10.13(a)(vii) of the Original Agreement is amended by adding the following parenthetical to the end of clause (2):

          (including, without limitation, the internet sectors of such industries),

     (b) Section 10.13(a) of the Original Agreement is further amended by adding the following:

      (iii) "Extraordinary Adverse Change" means (i) the incurrence or existence of any liability or obligation, or any group of directly related additional liabilities or obligations, of any nature (whether accrued, absolute, contingent or otherwise) by or in respect of any applicable Person which is or are reasonably likely to exceed U.S.$30 million (after taking into account applicable insurance or indemnity recovery rights) and which did not exist or was not disclosed in the Disclosure Schedules (including, in the case of El Sitio, the supplemental disclosure schedule to
      Schedule 4.3(j) of El Sitio annexed hereto) prior to or on the Amendment Date, or (ii) any change, event or circumstance arising after the Amendment Date that affects in a catastrophic or fundamentally adverse way the manner in which such Person conducts, or the ability of such Person to conduct, its business.

     SECTION 14. Amendments to Exhibit A (Holdco Agreement). Capitalized terms used in this Section 14 but not defined herein or in the Original Agreement shall have the meanings set forth in the Holdco Agreement.

     (a) Amendments to Section 1.1 of the Holdco Agreement. (i) The definition of "5% Event" in the Holdco Agreement is hereby deleted.

     (ii) The following definition will be inserted after the definition of "Subsidiaries" appearing in Section 1.1 of the Holdco Agreement:

      "3% Event" shall mean, with respect to any Holder, any time at which the aggregate Ownership Percentage of such Holder and its Corporate Affiliates is less than 3% and any time thereafter (regardless of whether such Ownership Percentage subsequently is returned to or above such level and regardless of the cause of such event).

     (b) Amendment to Holdco Agreement. The Holdco Agreement is hereby further amended by replacing each reference to "5% Event" appearing therein with the term "3% Event".

     (c) Amendment to Section 4.1(c) of the Holdco Agreement. Section 4.1(c) of the Holdco Agreement is hereby amended to delete the reference to 20% and replace it with 25%.

     SECTION 15. Amendments to Exhibit E-2 (Holdco Articles of Association). Capitalized terms used in this Section 15 but not defined herein or in the Original Agreement shall have the meanings set forth in the Holdco Memorandum and Articles of Association. The parties agree that the Articles of Association of Holdco, effective as of the Closing Date, shall be amended to provide as follows:

      (i) The minimum number of directors shall be eleven (11) and the maximum shall be twelve (12). Initially, the Board shall consist of: (A) four persons elected by the Class C Group, voting separately as a class, who will serve as directors of the Company until their successors are duly appointed or elected (each, a "Carlyle or Carlton Director"), (B) one person elected by the Class F Group, voting separately as a class, who will serve as a director of the Company until his successor is duly appointed or elected (the "Founders Director"), (C) three persons elected by the Class H Group, voting separately as a class, who will serve as directors of the Company until their successors are duly appointed or elected (each, a "Hicks Director"), (D) one person elected by a resolution of directors who shall also be the Chief Executive Officer of the Company, who shall serve as Chairman of the Board and (E) three persons who are elected by unanimous consent of the holders of Class C Common Shares and Class H Common Shares and the holders of a majority of the Class F Common Shares (each, an "Independent Director").

      (ii) Prior to a 15% Event with respect to the applicable Group, at any meeting of the Board, a quorum shall require, in addition to any other requirement of applicable law, the presence of at least one Class C Director and one Class H Director.

      (iii) Any Class C or Class H Director may appoint another individual to act as an alternate for purposes of attending and/or voting at meetings of the Board. Such individual may but need not be another Director.

      (iv) Any transaction having a value in excess of $250,000 in which a Group (or any Affiliate of, or Person related to, a member of a Group) has an interest (other than such Group's interest in the Company) shall require, in addition to any other approval required, the approval of a majority of Directors who were not elected solely by such Group.

     SECTION 16. Effect of Amendment. Other provisions of the Original Agreement, the Exhibits thereto and related agreements are hereby revised to conform to these changes mutatis mutandis. Except as amended hereby, the Original Agreement shall remain unchanged. The Original Agreement as amended hereby shall continue in full force and effect. Each reference to "hereof," "hereunder," "herein," and "hereby" and each other similar reference and each reference to "this Agreement" and each other similar reference contained in the Original Agreement shall, after this Amendment becomes effective, refer to the Original Agreement as amended hereby. The transactions contemplated by the Original Agreement, as amended hereby, are collectively referred to herein as the "Revised Transaction." Each reference to the "Transaction" or "Transactions" shall be deemed to refer to the Revised Transaction.

     SECTION 17. Representations and Warranties of Each Party to This Amendment. Each party hereto represents and warrants to each other party hereto, as to itself, as follows, which representations and warranties shall be deemed to be included in the corresponding Sections of Article 4 of the Original Agreement:

     Such party has all necessary corporate or other power and authority to execute and deliver this Amendment, to perform its obligations hereunder, and to consummate the Revised Transaction. The execution, delivery and performance by such party of this Amendment and the consummation by such party of the Revised Transaction have been duly and validly authorized and approved by all necessary corporate or other action. No other corporate, shareholder or member action is necessary for the authorization, execution, delivery and performance by such party of this Amendment and the consummation by such party of the Revised Transaction other than the approvals set forth in such party's Disclosure Schedule, which corporate approvals shall have been obtained by, and be in full force and effect on, the Closing Date. This Amendment has been duly executed and delivered by such party, and constitutes a valid and legally binding obligation of such party enforceable against such party in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and other similar laws relating to or affecting creditors' rights generally, by general equitable principles (regardless of whether such enforceability is considered in a proceeding in equity or at law) or by an implied covenant of good faith and fair dealing.

     SECTION 18. Representations and Warranties of El Sitio. El Sitio represents to each other party hereto as follows, which representations and warranties shall be included in Section 4.3 of the Original Agreement:

     (i) El Sitio has entered into amended Voting Agreements with each of the parties to the original Voting Agreements encompassing the matters set forth in this Amendment and the terms of the Revised Transaction (the "Amended Voting Agreements"), copies of which have been provided to Newhaven and Hicks. References in the Original Agreement and the Holdco Agreement to the "Voting Agreement" or "Voting Agreements" shall refer to the Amended Voting Agreements.

     (ii) The Board of Directors of El Sitio, by resolutions duly adopted by unanimous vote of those voting at a meeting duly called and held and not subsequently rescinded or modified in any way, has duly (A) determined that this Amendment and the Revised Transaction are fair to and in the best interests of El Sitio and its shareholders and declared the Revised Transaction to be advisable, (B) approved this Amendment and the Revised Transaction, and (C) recommended that the shareholders of El Sitio approve the Revised Transaction and directed that such matter be submitted for consideration by El Sitio's shareholders at a special shareholders' meeting. El Sitio Board Approval constitutes approval of this Amendment and the Revised Transaction for purposes of Part VII of the BVI Companies Ordinance. To the knowledge of El Sitio, no foreign or U.S. takeover statute is applicable to this Amendment or the Revised Transaction.

     (iii) El Sitio has received an opinion of Credit Suisse First Boston, dated as of the Amendment Date to the effect that, as of the date of such opinion, the terms of the Revised Transaction are fair to El Sitio's stockholders, other than IAMP and its affiliates, from a financial point of view. Complete and correct signed copies of such opinions will be delivered to Newhaven and Hicks as soon as practicable after the Amendment Date.

     (iv) As of the Amendment Date, neither El Sitio nor any of its executive officers has knowledge of any fact or circumstance that would entitle any of the insurance carriers that have carried any insurance policies covering El Sitio and its directors and officers during the last three years to limit or avoid, in any material respect, such carrier's obligation to pay any claim covered by such insurance policies with respect to the legal proceedings listed on the supplemental disclosure schedule to Schedule 4.3(j) of El Sitio annexed hereto and any related or similar proceedings.

     SECTION 19. Governing Law; Jurisdiction. This Amendment shall be governed by and construed in accordance with the law of the State of New York, without regard to the conflicts of law rules of such state.

     SECTION 20. Counterparts. This Amendment may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures hereto were upon the same instrument.



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


     IN WITNESS WHEREOF, the parties hereto have executed, or caused their respective officers thereunto duly authorized to execute, this Amendment as of the date first written above.

                                        CLAXSON INTERACTIVE GROUP INC.


                                        By: /s/ Amaya Ariztoy/Richard Garcia
                                            ----------------------------------
                                            Name:  Amaya Ariztoy/Richard Garcia
                                            Title: Authorized Representatives


                                            CARLYLE INVESTMENTS LLC


                                            By: /s/ Steven I. Bandel
                                               -------------------------------
                                               Name:  Steven I. Bandel
                                               Title: Attorney-in-Fact


                                            CARLTON INVESTMENTS LLC


                                            By: /s/ Steven I. Bandel
                                               -------------------------------
                                               Name:  Steven I. Bandel
                                               Title: Attorney-in-Fact


                                            HICKS, MUSE, TATE & FURST LATIN
                                              AMERICA FUND, L.P.


                                            By: /s/ Eric C. Neuman
                                               -------------------------------
                                               Name:  Eric C. Neuman
                                               Title: Principal


                                            HICKS, MUSE, TATE & FURST LATIN
                                              AMERICA PRIVATE FUND, L.P.


                                            By: /s/ Eric C. Neuman
                                               -------------------------------
                                               Name:  Eric C. Neuman
                                               Title: Principal


                                            HMLA 1-SBS COINVESTORS, L.P.


                                            By: /s/ Eric C. Neuman
                                               -------------------------------
                                               Name:  Eric C. Neuman
                                               Title: Principal


                                            IBERO-AMERICAN MEDIA PARTNERS
                                              II LTD.


                                            By: /s/ Steven I. Bandel
                                               -------------------------------
                                               Name:  Steven I. Bandel
                                               Title: Attorney-in-Fact


                                            By: /s/ Eric. C. Neuman
                                               -------------------------------
                                               Name:  Eric C. Neuman
                                               Title: Attorney-in-Fact


                                            EL SITIO, INC.


                                            By: /s/ Horacio Milberg
                                               -------------------------------
                                               Name:  Horacio Milberg
                                               Title: Chief Financial Officer